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15025385

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 11
194

SEC FILE NUMBER	
8 -	52836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2014_____ AND ENDING _____12/31/2014_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sage Partners Securities LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd. #2200
(No. and Street)

Los Angeles   **CA**   **90025**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Vidergauz   **(310) 478-7899**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     KPMG
(Name -- *if individual, state last, first, middle name*)

550 South Hope St.   **Los Angeles**   **CA**   **90071**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
     [X] Certified Public Accountant
     [ ] Public Accountant
     [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____Mark Vidergauz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Sage Partners Securities, LLC_____, as of _____December 31_____,20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

_____
Signature

C E O

_____
Title

_____
Notary Public

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) Before me
on this 27 day of Feb ,20 15 ,
by Mark Steven Vidergauz
proved to me on the basis of satisfactory evidence
to be person(s) who appeared before me.

Signature_____

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*



SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

CONTENTS



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

Management
Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC):

We have audited the accompanying statement of financial condition of Sage Partners Securities, LLC (a wholly owned subsidiary of The Sage Group, LLC) (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company as a wholly owned subsidiary of The Sage Group, LLC has extensive related transactions with its parent company. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sage Partners Securities, LLC (a wholly owned subsidiary of The Sage Group, LLC) as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
February 27, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	3,483,888
Certificate of deposit		519,495
Prepaid expenses		27,025
	$	4,030,408

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	38,309
Payable to Parent		1,325,945
Total liabilities		1,364,254
Member's equity		2,666,154
	$	4,030,408

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

NOTES TO FINANCIAL STATEMENT

_____

1. Nature of business and summary of significant accounting policies

Nature of Business

Sage Partners Securities, LLC (the "Company"), a California Limited Liability Company, located in Los Angeles, California, was formed in June 2000 as a wholly owned subsidiary of The Sage Group, LLC (the "Parent" and, collectively with the Company, "Sage"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a merchant banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients throughout the United States. Such services include advisory on mergers, acquisitions, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related services in connection with client transactions. Sage may also participate in private equity placements, private debt and mezzanine placements, and the facilitation of public market activities through its strong relationships with leading Wall Street underwriting firms and other financial institutions.

The Company does not accept customer funds in the name of Sage Partners Securities, LLC. In addition, the Company does not currently engage in the purchase or sale of listed, over the counter equities, options or futures, does not plan to be a securities market maker, and will generally not hold any security positions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through this date.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values its investment in the certificate of deposit at cost, plus accrued interest earned.

Revenue Recognition

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are recognized as revenue upon closing of a client transaction. Advisory service revenues are non-refundable retainer fees collected in advance and are deferred and amortized over the estimated period the services are provided.

Income Taxes

The Company is a limited liability company, and is a disregarded entity for income tax reporting purposes as defined under IRC Regulation 1.368-2T(b)(1)(i)(A). The Company's 100% owner The Sage Group is a limited liability company, a partnership that is a non-taxable pass-through entity. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

NOTES TO FINANCIAL STATEMENT

---

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets (at fair value)				
Certificate of deposit	$ 519	$ -	$ -	$ 519

3. Concentrations

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $2,638,480, which was $2,547,529 in excess of its minimum requirement of approximately $90,951.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".